ICOA, Inc.
                                111 Airport Road
                           Warwick, Rhode Island 02889



March 1, 2007


VIA TELEFAX AND REGULAR MAIL

O. Nicole Holden
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549

Re:      ICOA, Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 2005
         Filed April 4, 2005

         Form 10-QSB for Fiscal Quarter Ended June 30, 2006
         File No. 0-32513


Dear Ms. Holden:

         At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated November 3, 2006 regarding Form 10-KSB for Fiscal Year Ended December 31, 2005 filed on April 4, 2006 and Form 10-QSB for Fiscal Quarter Ended June 30, 2006 File No. 0-32513. We are providing the following letter containing our responses.


FORM 10-KSB

Liquidity and Capital Resources

         Liquidity and Capital Resources, page 40

COMMENT 1:                 We note that you raised an aggregate of $931,452
                           from a capital lease. Please tell us in detail the nature and the terms of the transaction and describe your accounting with reference to applicable accounting literature.

RESPONSE:                  In summary, the Master Lease provided a lease line of
                           credit under which the Company could package one or more capital projects in a lease funding round. Each round of funding carried the following terms:

Ms. O. Nicole Holden
Page 2
March 1, 2007


1.                   36 month term from date of funding

2.                   First months lease payment in advance

3. Security deposit equivalent to five percent (5%) of the principle amount.

4. Buyout option at the end of lease equivalent to fifteen percent (15%) of original principle amount.

5. Default provision - in the event of an uncured default, Agility can block access to certain receipts from the locations funded until such time as their defaulted payments are made current.

                           Additional reference is made to Exhibit 10.18 "Master Lease Agreement #5509" with Agility Lease Fund I, LLC, which more fully describes the lease terms.

                           In accordance with FAS 13, the Company evaluated the four criteria for determining the nature of the lease. Since the lease meets two of the criteria, specifically i) the lease term is greater than 75% of the estimated economic life of the leased property, and ii) the present value at the beginning of the lease term of the minimum payments equals or exceeds 90 percent of the fair value of the leased property, the Company has properly classified the lease as a Capital Lease.

                           Accordingly, the Company recorded the lease obligation and the corresponding asset at the time of each advance creating a liability equal to the total of the principle and accrued interest and assets classified as "Leased Equipment" and a prepaid interest amount equivalent to the interest accrued as part of the liability. Additionally, the security deposit was recorded as an asset - deposits. The equipment is being depreciated over the life of the lease (three years).

                           The first months lease payment was applied to the outstanding liability with an offset of interest for the month expensed from the prepaid interest to the interest expense in the P&L. Each monthly payment is recorded in the same manner.

Ms. O. Nicole Holden
Page 3
March 1, 2007


COMMENT 2:                 Refer to second and third paragraphs of page 41.
                           Tell us how these amounts reconcile to information presented in your Consolidated Statement of Cash
                           Flows on page F-6.

RESPONSE:                  The discrepancy between the second and third
                           paragraphs of page 41 and the Statement of Cash Flows on page F-6 are due to adjustments made during the year on the type and classification of funds received and reported.

                           The Notes as reported in the second paragraph of $965,701 are reduced in the cash flow to $174,201. The differences are notes that were originated during the year as plain notes and then re-written before year end as convertible debentures. In addition, there was an amount repaid to the investor in 2004 who returned the checks to us, the amount of which was added back as a non-cash increase in notes payable.

                           Similarly, Convertible Debentures reported in the third paragraph of $1,600,510 represent the actual cash raised, while the cash flow included the non-cash conversion of $529,081 in notes and accrued interest into convertible debentures. This amount is net of a convertible debenture and accrued interest, that early in 2005 was rewritten as a straight note, and rewritten in November as a convertible debenture.

Item 8A. Controls and Procedures, page 45

COMMENT 3:                 We note that  Exchange  Act Rule  13a-15(b),  not
                           Exchange Act 13a-14, sets forth the requirement that management, with the participation of the principal financial officer and principal executive officer, evaluate the effectiveness of the company's disclosure controls and procedures. Please confirm to us that you carried out an evaluation of your disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 and that you will reference this rule in all future filings.

RESPONSE:                  We hereby confirm that that the disclosure controls
                           and procedures evaluation by management was conducted pursuant to Exchange Act Rule 13a-15(b). We will reference the correct rule in all future filings.

Ms. O. Nicole Holden
Page 4
March 1, 2007


Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-13

COMMENT 4:                 In view of your discussion on page 4 that you
                           "...generate revenue from the design, sale and installation of Wi-Fi systems [...], usually coupled with operating and maintenance contracts," tell us and disclose in more detail how you account for such arrangements in accordance with EITF 00-21.

RESPONSE:              There are several models under which we generate revenue.
                        1. Design, install and sell equipment for a complete "turn-key" package to a customer who desires to offer Wi-Fi services at their location. Under this model, the sale of these services and equipment is billed on completion of the project. Separately, a services contract may be entered into under which the Company monitors the network, provide customer support, and if necessary provides maintenance on an as needed basis. Revenue for the services contract is billed monthly at the beginning of the month.
                        2. Design and install a Wi-Fi network which is owned and operated by the Company. Under this model, the installation and related equipment is owned by the Company. Under contract with the location, the Company collects revenue from customers who pay a per diem, per month, or per quarter fee via credit card. Revenue is recognized at the time of sale for per diem and per month charges, and is amortized over the quarter for quarterly fees.
                        3. Services are provided to independent Wi-Fi service providers. Under this model, providers of Wi-Fi services utilize a menu of back office and network management services provided by the Company. Depending on the venue, either a flat monthly fee is charged in advance of provision of service, or a per connection charge and per call fee is charged in arrears for services rendered.

                           In summary, revenue is recognized in accordance with EITF 00-21 upon completion or delivery of equipment, installation, or services, or on a flat fee basis for a period of time with no credit for part month, or non-usage of the service.

Ms. O. Nicole Holden
Page 5
March 1, 2007


                    As noted above, the Company offers multiple element arrangements that include a combination of several models. Revenue generating arrangements primarily include the building and maintaining of Wi-Fi networks provided to the consumers as an turnkey amenity model. Our service arrangements involve the delivery or performance of multiple products, services and/or rights to use assets. We apply the provisions of EITF 00-21, Revenue Arrangements with Multiple Deliverables, to determine whether these arrangements involving multiple deliverables contains more than one unit of accounting and how the consideration of the arrangement should be allocated to those units of accounting. The Company's revenue recognition policy for these arrangements includes evaluating all deliverables in the arrangement to determine whether they represent separate units of accounting. This evaluation is performed at the inception of the arrangement and as each item in the arrangement is delivered. These separation criteria contained in paragraph 9 of EITF 00-21 are used as the basis for the Company's evaluation. Based upon the guidance in paragraph 9 of EITF 00-21 the deliverables have value to the customer on a stand alone basis, there is objective and reliable evidence of fair value for the deliverables separately, and therefore is able to determine a fair value for each. The respective fair values are used to allocate proceeds received to each of the elements for purposes of recognizing revenue.

COMMENT 5:                 We note your statement that revenue generated from
                           managed services is recognized at the time of billing. Tell us why you believe this revenue recognition policy complies with SAB104.

RESPONSE:                  We derive revenues from recurring service management
                           to customers through our virtual network and by providing monthly support services and monthly connectivity services to broadband Internet remote access customers. Our arrangements with our customers typically have multiple deliverables. These deliverables may include designing, selling, installation services, customer premises equipment, connectivity services, and maintenance and support services.

                           We recognize operating recurring revenues such as help desk office, network management, customer care and related support services that is generated on a daily or monthly basis as services are rendered to customers as specified by the following applicable SEC Staff Accounting Bulletin, or SAB 104, "Revenue Recognition" "realizable" four basic criteria:

Ms. O. Nicole Holden
Page 6
March 1, 2007


o        Persuasive evidence of an arrangement exists.

                               The Company and the customer have entered into a signed exchange agreement, which faithfully represents the transaction.

o        Delivery has occurred.

                               Each type of service as noted above is calculated at the time of delivery and the customer is subsequently billed. While some customers are billed a flat monthly fee others may be charged in arrears based on usage calculations as stipulated under the terms of the applicable agreement. In all cases, revenue is properly recognized in the period in which the services were performed.

o        The seller's price to the buyer is fixed or determinable and

o        Collectability is reasonably assured.

                               We base our determination of these last two criteria above on our judgment regarding the contractually fixed nature of the fees we have charged for the services rendered and products delivered and the prospectus that those fees will be collected. The Company assesses the ongoing financial stability and historical collectability of its service providers to confirm that collectability is reasonably assured. The Company will establish an uncollectible reserve if required.


Intangibles, page F-13

COMMENT 6:                 Refer to your statement that "the Company has
                           adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" for the determination of fair value of the intangibles carrying value".
                           However, fair value for all assets acquired should be determined in accordance with SFAS 141. Please revise.

Ms. O. Nicole Holden
Page 7
March 1, 2007


RESPONSE:                  The Company  acknowledges  the  typographical  error
                           and will correct this on all future filings. If necessary, the Company will amend the 10 KSB for December 31, 2005 to reflect this correction.



COMMENT 7:                 In addition please tell us and disclose how you
                           test your long lived assets, including amortizable intangible assets, in accordance with SFAS 144.

RESPONSE:                  The Company retained the services of a valuation firm
                           to conduct the valuation analysis in accordance with SFAS 144 for the acquisitions completed in 2005.
                           Factors considered included evaluation of contract life, revenue generated, cash flow, and cost to replace such assets.


                           We assess the impairment of identifiable intangibles, long-lived assets and related goodwill when events or changes in circumstances indicate that we may not be able to recover the carrying value of the identifiable intangibles, long-lived assets or related goodwill. We make our assessments in accordance with SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Factors we consider important and that could trigger an impairment review include the following:

o significant underperformance of our assets relative to expected historical or projected future operating results;

o significant changes in the manner in which we use our assets or in our overall business strategy;

o significant changes in the manner in which we use our assets or in our overall business strategy;

o significant changes in the manner in which we use our assets or in our overall business strategy;


                  When we determine that we may not be able to recover the carrying value of intangibles, long-lived assets or goodwill based upon the existence of one or more of the foregoing indicia of impairment, we measure impairment based on an estimate of fair value. We may base these estimates on the projected discounted cash flow method using a discount rate we determine to be commensurate with the risk inherent in our current business model, or on other methods.

Ms. O. Nicole Holden
Page 8
March 1, 2007


Capital Leases, Page F-16

COMMENT 8:                 Refer to your description of terms of Master Lease
                           Agreement with Agility Lease Fund I, LLC disclosed in
                           Form 10-QSB for the period ended June 30, 2006. Tell us why you do not believe you should disclose those terms in your financial statements as of December 31, 2005. Refer to paragraph 16 of SFAS 13.

RESPONSE:                  In the financial statements as of December 31, 2005,
                           the disclosures required under FAS 13 were fully met with regard to capital leases:

1. The gross amount of assets was provided as part of Footnote 7 - Equipment - on page F-15

2. Future minimum lease payments was reported as part of Footnote 8 - Capital Leases - on page F-16

3.      There are no minimum sublease payments to be considered

4.      There are no contingent rentals under the terms of the lease

                           The background lease description provided in the June 30, 2006 10-QSB's Note 7 -Capital Lease while not a requirement of FAS 13, was provided to give context to the last paragraph outlining the default on the payments. The description in the quarterly report referencing the warrants issued and their pricing were included in the 10-KSB of December 31, 2005, Footnote 13 - Stock Options and Warrants and further detailed in Exhibits 10.18 and 10.19 by reference to the Form 8-K filed on April 22, 2005.

Ms. O. Nicole Holden
Page 9
March 1, 2007


11. Derivative Liabilities, page F-20

COMMENT 9:          We note your  statement that "As a result of
                    the Company's meeting the requirements of SFAS 133, all of the Company's previously issued and outstanding instruments, including fixed price convertible debentures, warrants and options as well as those issued in the future, would be classified as derivative liabilities as well." In this regard tell us why you have beneficial conversion feature and warrants recorded in your consolidated stockholders deficit on page F-5. Refer to your basis in accounting literature.

RESPONSE:           Prior to the creation in November 2005 of the
                    Convertible   Debentures   that   triggered  the  Derivative
                    Instrument  Liability  in  accordance  with  SFAS  133,  the
                    Company was amortizing the Beneficial  Conversion Feature of its prior notes and warrants. At the time of the computation
                    of  the  Derivative  Instrument  Liability,   the  remaining
                    balance of the Beneficial Conversion Feature was written off, and the adjustments beginning in November 2005 forward rely exclusively on the Derivative Instrument Liability computations.

15. Intangible Assets, page F-24

COMMENT 10:         Since the expected  life of customer  lists
                    and contracts related to your Airport Network Solutions, Inc. acquisition was three years, tell us why you believe the expected life of five years is appropriate for customer lists and contracts related to Wise Technologies, Inc. and LinkSpot Networks, Inc. acquisitions. Refer to paragraph 11 of SFAS 142.

RESPONSE:           At  the  time  of  each  acquisition,   the
                    contracts acquired as part of the transactions was analyzed.
                    Wise Technologies,  Inc., and LinkSpot Networks,  Inc., both had contracts with initial periods of between three and five years with automatic  renewals.  In addition,  both the Wise and LinkSpot  acquisitions had customer lists where services had been provided for well over three years,  or had already
                    renewed   contracts  as  opposed  to  the  Airport   Network
                    Solutions locations which where in their first contract cycles.

Ms. O. Nicole Holden
Page 10
March 1, 2007


Form 10-QSB For The Period Ended June 30, 2006

Note 7 - Capital Lease, page 10

COMMENT  11:   We note  that in April  2006 you  defaulted  on
               payments under the Master Lease Agreement. As a result, Agility has invoked their right to directly collect the proceeds of the revenue generated by the leased locations. In this regard, tell us

o        The nature of this arrangement
o        Amounts of revenue recorded in 2005 and 2006, if any
o        Your basis for revenue recognition subsequent to your default

RESPONSE:      The  default  provisions  of the lease  agreement
               provide that in the event of default on lease payments, Agility has the right to direct that proceeds of credit card settlements go directly to a Company account which allows Agility to exercise control over disbursements until such time as the default is cured. In effect, this is strictly a redirection of deposits from one Company cash account to another for a limited time.

               There is no revenue directly associated with the lease. Revenue is recorded through our locations as part of our daily credit card settlements and is included in the revenue reported on our 10QSB. Revenue recognition is at the time the services are provided. The default does not change the revenue or its recognition. The only component that changes is that the lease is paid before we have access to the cash generated in excess of the lease payments.

Item 3. - Controls and Procedures, page 20

COMMENT 12:    Confirm to us that your  disclosure  that there
               have been no significant  changes in your internal controls or in other  factors that could  significantly  affect  those  controls subsequent to the date of your last  valuation or from the end of the  reporting  period to the date of this Form  10-QSB  does not affect your conclusion that "there are no change to the Company's internal  controls over financial  reporting that have materially affected,  or is  reasonably  likely to  materially  effect,  the
               Company's internal controls over financial reporting". We further advise you that as  required  in Item 308 (c) of  Regulation  S-B your  management  should  disclose any change that has materially
               affected,   or  is  reasonably   likely  to  materially   affect,
               identified  during  your  evaluation  of  internal  control  over
               financial   reporting  that  occurred  during  your  last  fiscal
               quarter.

Ms. O. Nicole Holden
Page 11
March 1, 2007


RESPONSE:      We confirm that there are no significant  changes
               in  the  internal  control  of  the  Company.  In  spite  of  the management  changes  that  took  place  at the end of the  second quarter,  the current CFO had previously  been the Vice President of Finance and had participated in the prior evaluations. Both he and the  current CEO were and  remained  members of the board and
               had  made  regular   inquires  of  management  to  determine  the
               Company's financial state. Other accounting personnel were still working for the Company at the time the change took place. The quarterly results were reviewed by the same accounting firm, and the same level of detail in preparing the quarterly reports was completed prior to issuing the 10-QSB.

In addition pursuant to the Commission's request, the Company confirms that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please feel free to contact me.

Sincerely,

/s/ Erwin Vahlsing, Jr.

Erwin Vahlsing Jr.
CFO